                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549



                                      FORM 11-K



                                    ANNUAL REPORT





                           Pursuant to Section 15(d) of the
                           Securities Exchange Act of 1934


                             Year Ended December 31, 1995


                            DERBY SAVINGS BANK THRIFT PLAN



                                   DS BANCOR, INC.



                                 33 Elizabeth Street
                                   Derby, CT  06418

ITEM 1.  CHANGES IN THE PLAN

          The Plan revised its adoption agreement in March 1995 to comply with IRS regulations. The Basic Plan Document prototype was changed from the Fleet Bank prototype to the Universal Pensions prototype. An IRS determination letter dated April 1995 was received to confirm approval of the change.


ITEM 2.  CHANGES IN INVESTMENT POLICY  None


ITEM 3.  CONTRIBUTIONS UNDER THE PLAN

          For the years ended December 31, 1995 and 1994, the six-month period ended December 31, 1993 and the fiscal years ended June 30, 1993 and 1992, the amount of employer contributions under the Plan were $84,510; $88,266; $44,658; $60,105 and $51,472, respectively.


ITEM 4.  PARTICIPATING EMPLOYEES

          At December 31, 1995, there were 177 participants in the Plan.

          The number of participants in each investment program at December 31, 1995 was as follows:

               Fleet Stable Assets Fund                114
               Galaxy Intermediate Bond Fund            68
               Galaxy Equity Value Fund                121
               Galaxy International Equity Fund         75
               INVESCO Industrial Income Fund           25
               DS Bancor, Inc. Common Stock Fund       175

ITEM 5.  ADMINISTRATION OF THE PLAN

          The Plan is administered by a designated person of the Board of Directors of Derby Savings Bank. The Plan's administrator has full power and authority to administer the plan and delegate the performance of such fiduciary and non-fiduciary responsibilities. The current Plan administrator is as follows:

               Harry P. DiAdamo Jr.        President -
                                            Derby Savings Bank

          The Plan's administrator received no compensation for services from the Plan during the Plan's year ended December 31, 1995.


ITEM 6.  CUSTODIANS OF INVESTMENTS

          (a) Fleet Financial Services is the Plan's investment manager, custodian of investments and directed trustee as of December 31, 1995. Fleet Financial Services is located at One Constitution Plaza, Hartford, Ct 06115, and offers various financial services.

          (b) Investment and administrative expenses aggregating $17,703 during the year ended December 31, 1995, were borne by Derby Savings Bank.

          (c) The Plan is insured by a fidelity bond against losses through fraud or dishonesty for the maximum amount of $5,000,000 by the Continental Casualty Co., Chicago, Illinois.


ITEM 7.  REPORTS TO PARTICIPATING EMPLOYEES

          Participating employees receive a summary annual report and have the right to obtain upon request a copy of the full annual report of the Plan or any part thereof. Individual participant statements are also provided on a quarterly basis.

ITEM 8.  INVESTMENT OF FUNDS

          Participants may direct their contributions into any one of the following six investment options:

               1) Fleet Stable Asset Fund - Funds are invested in guaranteed investment contracts issued by highly rated life insurance companies.

               2)   Galaxy Intermediate Government Income Bond   Fund
                    - Funds are invested in investment grade debt obligations, rated within the three highest categories of Standard & Poor's or Moody's and issued or guaranteed by the U.S. Government, and money market instruments.

               3) Galaxy Equity Value Fund - Funds are invested in a diverse portfolio of stocks.

               4) Galaxy International Equity Fund - Funds are invested in equity securities of foreign issuers.

               5) INVESCO Industrial Income Fund - Funds are invested in common and preferred stocks and convertible bonds which will provide a relatively high yield and, secondarily, capital appreciation.

               6)   DS Bancor,Inc. common stock

ITEM 9.  FINANCIAL STATEMENTS AND SCHEDULES

                                                             Page(s)
                                                             -------
          Financial Statements

               Independent Auditor's Report                F-1 - F-2

               Statements of Net Assets Available for         F-3
               Plan Benefits as of December 31, 1995
               and 1994

               Statements of Changes in Net Assets
               Available for Plan Benefits for the
               Years Ended December 31, 1995 and 1994
               and the Six-Month Period Ended
               December 31, 1993

               Notes to Financial Statements               F-5 - F-10
               Supplemental Schedules:

               Assets Held for Investment at              F-11 - F-12
                December 31, 1995 and 1994

               Reportable Transactions for the            F-13 - F-14
                Years Ended December 31, 1995
                and 1994

               Non-Exempt Transactions of Parties-            F-15
                in-Interest for the Years Ended
                December 31, 1995 and 1994

               Schedule of the Allocation of Plan         F-16 - F-17
                Assets and Liabilities to Investment
                Programs as of December 31, 1995 and
                1994

               Schedule of Plan Income and Changes        F-18 - F-20
                in Equity in Investment Programs for
                the Years Ended December 31, 1995 and
                1994 and six months ended December 31,
                1993

                                      SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                               DERBY SAVINGS BANK THRIFT PLAN



By: /s/ Harry P. DiAdamo, Jr.

    Harry P. DiAdamo, Jr. Plan Administrator



Dated:  June 18, 1996

                            DERBY SAVINGS BANK THRIFT PLAN



                             YEAR ENDED DECEMBER 31, 1995

                            DERBY SAVINGS BANK THRIFT PLAN



CONTENTS


Independent Auditor's Report


FINANCIAL STATEMENTS

Statements of net assets available
   for plan benefits.......................................Exhibit A

Statements of changes in net assets
   available for plan benefits.............................Exhibit B


Notes to financial statements



SUPPLEMENTAL SCHEDULES

Assets held for investment................................Schedule 1
Reportable transactions...................................Schedule 2
Non-exempt transactions of parties-in-interest............Schedule 3
Allocation of plan assets and
   liabilities to investment programs.....................Schedule 4
Plan income and changes in equity
   in investment programs.................................Schedule 5

                                     [LETTERHEAD]

                             INDEPENDENT AUDITOR'S REPORT


The Administrator of the
 Derby Savings Bank Thrift Plan
Derby, Connecticut


We have audited the accompanying statements of net assets available for plan benefits of the Derby Savings Bank Thrift Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1995 and 1994 and the six-month period ended December 31, 1993 (Note 5). These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Administrator of the
 Derby Savings Bank Thrift Plan
Page Two


In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Derby Savings Bank Thrift Plan as of December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years ended December 31, 1995 and 1994 and the six-month period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                 /S/ Friedberg, Smith & Co., P.C.

                                 FRIEDBERG, SMITH & CO., P.C.


Bridgeport, Connecticut
June 18, 1996

                                                                   EXHIBIT A
                        DERBY SAVINGS BANK THRIFT PLAN


                                 STATEMENTS OF
                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              DECEMBER 31, 1995 AND 1994
                                       (Note 5)



A S S E T S                                        1995             1994
- -----------                                     ----------       ----------
INVESTMENTS (NOTES 1, 2, 3 AND 6)
   AT FAIR VALUE:
      Fleet Stable Asset Fund                   $1,034,229       $1,190,594
      Galaxy Intermediate
       Government Income Bond Fund                 253,999          238,820
      Galaxy Equity Value Fund                     654,664          414,214
      Galaxy International Equity Fund             292,361          257,576
      DS Bancor, Inc. Common Stock Fund            353,634          193,908
      INVESCO Industrial Income Fund                90,495                -
                                                ----------       ----------
                                                 2,679,382        2,295,112
                                                ----------       ----------

OTHER (NOTES 1, 2 AND 6)
   Participants' Loans Receivable                  127,378           72,204
   Employer's Contributions Receivable              13,149           11,628
   Participants' Contributions Receivable           44,216           34,649
   Accrued Income Receivable                         9,351            7,619
   Short-Term Investment Fund                        9,663                -
   Cash, Non-Interest Bearing                           61               28
                                                ----------       ----------

      Total Other                                  203,818          126,128
                                                ----------       ----------

TOTAL ASSETS                                     2,883,200        2,421,240


LIABILITIES                                              -           10,679
                                                ----------       ----------


NET ASSETS AVAILABLE FOR
 PLAN BENEFITS (Note 4)                         $2,883,200       $2,410,561
                                                ----------       ----------
                                                ----------       ----------


See notes to financial statements.

                                                                   EXHIBIT B
                           DERBY SAVINGS BANK THRIFT PLAN

                                    STATEMENTS OF
                  CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        YEARS ENDED DECEMBER 31, 1995 AND 1994
                     AND SIX-MONTH PERIOD ENDED DECEMBER 31, 1993
                                  (Notes 1, 2 and 5)

                                                                   Six-Month
                                      Year Ended     Year Ended    Period Ended
                                     December 31,    December 31,  December 31,
                                         1995            1994          1993
                                     ------------    ------------  ------------
ADDITIONS TO NET ASSETS:

   NET INVESTMENT INCOME (LOSS):
      Net Appreciation
       (Depreciation) in Fair
       Value of Investments          $    168,441   $   (94,536)   $    (3,078)
      Interest and Dividends -
       Investments                        163,349        127,042         52,824
      Interest - Loans                      8,645          4,997          2,053
      Net Realized Gains
       (Losses) - Investments              11,042        (6,289)              -
                                     ------------   ------------   ------------

                                          351,477         31,214         51,799
   CONTRIBUTIONS:
      Employer (Note 3)                    84,510         88,266         44,658
      Participants                        345,017        371,277        164,695
      Rollover                             53,680         45,288              -
                                     ------------   ------------   ------------

         Total Additions                  834,684        536,045        261,152

DEDUCTIONS FROM NET ASSETS:

   Benefits Paid
    to Participants                      (362,045)       (68,085)        (5,078)
                                     ------------   ------------   ------------


Net Increase (Note 4)                     472,639        467,960        256,074

NET ASSETS AVAILABLE FOR BENEFITS:

   Beginning of Period                  2,410,561      1,942,601      1,686,527
                                     ------------   ------------   ------------

   End of Period                     $  2,883,200   $  2,410,561   $  1,942,601
                                     ------------   ------------   ------------
                                     ------------   ------------   ------------


See notes to financial statements.

                            DERBY SAVINGS BANK THRIFT PLAN


                            NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1995 AND 1994


NOTE 1 - PLAN DESCRIPTION

          The following brief description of the Derby Savings Bank Thrift Plan
          (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information. The Plan, as amended, became effective on January 1, 1985.

          The Plan is a defined contribution plan covering sub- stantially all full-time employees of Derby Savings Bank and its subsidiaries (Bank) who have one-half year of eligible service and are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          Each year participants may contribute up to 10 percent of pre-tax annual compensation, as defined in the Plan. The Bank matches contributions in an amount equal to 50 percent of a participant's contributions, subject to certain limitations as defined in the Plan. Additionally, the Bank can make discretionary contributions at the option of the Bank's Board of Directors. Effective August 31, 1993 (Note 5) all Bank contributions, both matching and discretionary, are to be invested in DS Bancor, Inc. (DS Bancor) common stock. The Bank is a wholly owned subsidiary of DS Bancor.

          Participants' accounts are credited with their contributions, plus allocated Bank contributions and Plan earnings. Bank contributions are allocated based on the ratio that each qualifying participant's compensation for the plan year bears to the total compensation of all qualifying participants. Plan earnings are allocated based on a participant's account balance in various investments and their respective earnings. All administrative expenses of the Plan are paid and borne by the Bank.

          Participants are immediately 100 percent vested in their contributions and in any Bank matching and discretionary contributions, plus actual earnings thereon.

                            DERBY SAVINGS BANK THRIFT PLAN


                            NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1995 AND 1994



NOTE 1 - PLAN DESCRIPTION (CONTINUED)

          Participants may direct their contributions in any of the following six investment options:

          1.   Fleet Stable Asset Fund -
               Funds are invested in guaranteed investment contracts issued by highly rated life insurance companies.

          2.   Galaxy Intermediate Bond Fund -
               Funds are invested in investment grade debt obli-gations rated within the three highest categories of Standard & Poor's or Moody's and issued or guaranteed by the U.S. Government, and money market instruments.

          3.   Galaxy Equity Value Fund -
               Funds are invested in a diverse portfolio of stocks.

          4.   Galaxy International Equity Fund -
               Funds are invested in equity securities of foreign issuers.

          5.   INVESCO Industrial Income Fund -
               Funds are invested in common and preferred stocks and convertible bonds which will provide a relatively high yield and, secondarily, capital appreciation.

          6.   DS Bancor Common Stock -
               Funds are invested in common stock of DS Bancor.

          Participants may change their investment options daily effective April 1, 1995. Prior to the Plan's change to daily valuation, participants could change their investment options on a quarterly basis.

                            DERBY SAVINGS BANK THRIFT PLAN


                            NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1995 AND 1994


NOTE 1 - PLAN DESCRIPTION (CONTINUED)

          Participants may borrow against their account balances. Loan amounts can be a minimum of $1,000 to a maximum of the lesser of $50,000 or 50 percent of a participant's account balance. Loan terms range to a maximum of 10 years if loan funds are used to purchase a participant's primary residence. Loan funds used for any other purpose have a maximum term of 5 years. The loans are secured by a participant's account balance and bear interest at a fixed rate equal to 100 basis points above Fleet Bank's Prime rate at the time the loan is originated. Principal and interest are repaid ratably through biweekly payroll deductions.

          Upon termination of service due to death, disability or retirement at age 65, participants may elect to receive a lump-sum amount equal to the value of their account balance or installment payments in accordance with the Plan. For terminations of service due to other reasons, participants may receive the value of their account balance as a lump-sum distribution.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          (a) The accompanying financial statements and schedules have been prepared in conformity with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The financial statements are presented on the accrual basis of accounting.

          (b) The Plan's investments at December 31, 1995 and 1994 are stated at fair value which is based on quoted market prices. Net appreciation or depreciation on investments is recorded in the Statements of Changes in Net Assets Available for Plan Benefits.

                            DERBY SAVINGS BANK THRIFT PLAN

                            NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1995 AND 1994

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          (c) Discretionary contributions are recorded in the year and in the amount authorized by the Bank's Board of Directors. Matching contributions and contributions from participants are recorded in the year in which the participant's contributions are withheld.

          (d)  Benefits are recorded when paid.

          (e) Cash and Cash Equivalents - The Fleet short-term investment fund is a money market fund whose units are cash equivalents but are not insured.

          (f) The average cost method is used for determining the cost of investments sold.


NOTE 3 - INVESTMENTS

          In October 1993, the Plan entered into an agreement with Fleet Investment Services (Fleet) to act as investment manager and as directed trustee. Pursuant to the agreement, the assets of the Plan were transferred to Fleet and invested in various investment options as directed by participants (Notes 1 and 5).

          Prior to the agreement, Plan investments were maintained by Connecticut General Life Insurance Company (CGLIC) and invested in a guaranteed investment contract with CGLIC (Note 5).

          During the years ended December 31, 1995 and 1994, the Plan purchased common stock of DS Bancor (Note 1) aggregating 5,636 and 9,812 shares at a cost of $143,012 and $254,552, respectively, and sold 1,206 and 1,097 shares for proceeds aggregating $29,961 and $31,377, respectively. The cost of the stock sold was $29,775 and $28,331, respectively. 1,115 shares were acquired through two 5% stock dividends and 392 shares distributed as a part of employee terminations during 1995. No purchases or sales occurred during the six-month period ended December 31, 1993.

          During the years ended December 31, 1995 and 1994, and for the six-month period ended June 30, 1993, investment and administrative expenses aggregating $17,703, $10,010 and $8,198, respectively, were borne by Derby Savings Bank.

                            DERBY SAVINGS BANK THRIFT PLAN


                            NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1995 AND 1994



NOTE 4 -  TAX STATUS

          The Plan has received a favorable determination letter from the Internal Revenue Service, which qualifies the Plan for favorable tax treatment under Sections 401(k) and 401(a) of the Internal Revenue Code and therefore, is exempt from federal income taxes under provisions of Section 501(a).


NOTE 5 -  PLAN AMENDMENTS

          Effective August 31, 1993, the Bank's Board of Directors approved a plan amendment that authorized the transfer of plan assets from CGLIC to Fleet and appointed Fleet as investment manager and directed trustee. The amendment authorized participants to invest their account balances in various investment options, including DS Bancor common stock, and also provided that, henceforth, Bank matching and discretionary contributions would be invested solely in shares of DS Bancor common stock.

          Contemporaneously with the transfer of the Plan's assets to Fleet, the Plan's fiscal year-end was changed from June 30 to December 31. As a result, the accompanying Statements of Changes in Net Assets Available for Plan Benefits reflects activity during the years ended December 31, 1995 and 1994 and the six-month short period ended December 31, 1993 necessary to affect the change in plan year-end.

          The Plan revised its Adoption Agreement in March 1995 to comply with IRS regulations. The Basic Plan Document prototype was changed from the Fleet Bank prototype to the Universal Pensions prototype. An IRS determination letter dated April 1995 was received to confirm approval of the change.

                            DERBY SAVINGS BANK THRIFT PLAN


                            NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1995 AND 1994



NOTE 6 -  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

          The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

          CASH AND CASH EQUIVALENTS

          The carrying amount of the short-term investment fund is equivalent to its fair value.

          INVESTMENTS

          The fair values of investments are based on quoted market prices.

          PARTICIPANTS' LOANS RECEIVABLE

          The carrying amount of the participant loans is estimated to approximate their fair value as the loans provide for offset of the loan principal balance against the fair value of participant's investment if a participant is terminated. The loan terms include fixed interest equivalent to the prime rate plus 1% at the time of origination and maximum maturities of 5 to 10 years.

          ACCRUED INCOME RECEIVABLE

          The carrying amount approximates fair value.

          CONTRIBUTIONS RECEIVABLE

          The carrying amount approximates fair value.


NOTE 7 - RECLASSIFICATION

          Certain 1994 and 1993 balances have been reclassified to conform to the 1995 presentation.

                   DERBY SAVINGS BANK THRIFT PLAN                 SCHEDULE 1
                                                                 Page 1 of 2


              SCHEDULE OF ASSETS HELD FOR INVESTMENT
                         DECEMBER 31, 1995




Investments, including investments that are 5% or more of the Plan's net assets, are as follows at December 31, 1995:

                                      Units/      Fair
                                      Shares      Value        Cost
                                      ------      -----        ----

Fleet Stable Asset Fund             103,422.88  $1,034,229  $1,034,229

Galaxy Intermediate Government
 Income Bond Fund                    24,352.74     253,999     252,404

Galaxy Equity Value Fund             47,370.76     654,664     625,358

Galaxy International Equity Fund     22,048.36     292,361     281,131

DS Bancor, Inc. Common Stock Fund    13,868.00     353,634     329,816

INVESCO Industrial Income Fund        7,114.35      90,495      85,616
                                                 ---------   ---------

   Total                                        $2,679,382  $2,608,554
                                                 ---------   ---------
                                                 ---------   ---------

                   DERBY SAVINGS BANK THRIFT PLAN           SCHEDULE 1
                                                           Page 2 of 2


              SCHEDULE OF ASSETS HELD FOR INVESTMENT
                         DECEMBER 31, 1994




Investments, including investments that are 5% or more of the Plan's net assets, are as follows at December 31, 1994:

                                      Units/      Fair
                                      Shares      Value        Cost
                                      ------      -----        ----

Fleet Stable Asset Fund             119,059.40  $1,190,594  $1,190,594

Galaxy Intermediate
 Government Income Bond Fund         24,928.94     238,820     260,412

Galaxy Equity Value Fund             34,895.88     414,214     447,353

Galaxy International Equity Fund     21,009.38     257,576     268,145

DS Bancor, Inc. Common Stock Fund     8,715.00     193,908     226,221
                                                 ---------   ---------


   Total                                        $2,295,112  $2,392,725
                                                 ---------   ---------
                                                 ---------   ---------

                   DERBY SAVINGS BANK THRIFT PLAN           SCHEDULE 2
                                                           Page 1 of 2

                SCHEDULE OF REPORTABLE TRANSACTIONS
                    YEAR ENDED DECEMBER 31, 1995




                                                 Carrying
                                                 Basis at
                                 Sale/Purchase  Transaction
                                     Price         Date     Gain/(Loss)
                                  ------------  -----------  ---------

Purchase - Fleet Short-Term
 Investment Fund
 292,168 Units                     $  292,168   $  292,168    $     -

Sale - Fleet Short-Term
 Investment Fund
 282,507 Units                        282,507      282,507          -

Purchase - Fleet Stable
 Asset Fund
 22,403.7562 Units                    224,038      224,038          -

Sale - Fleet Stable
 Asset Fund
 38,040.2786 Units                    380,403      380,403          -

Purchases - Galaxy
 Equity Value Fund
 20,622.315 Units                     283,233      283,233          -

Purchases - DS Bancor, Inc.
 Common Stock Fund
 5,636 Shares                         143,012      143,012          -

                   DERBY SAVINGS BANK THRIFT PLAN           SCHEDULE 2
                                                           Page 2 of 2

                SCHEDULE OF REPORTABLE TRANSACTIONS
                    YEAR ENDED DECEMBER 31, 1994



                                                Carrying
                                                 Basis at
                                 Sale/Purchase  Transaction
                                     Price         Date     Gain/(Loss)
                                 -------------  ----------- ----------

Purchase - Fleet Short-Term
 Investment Fund -
 821,168 Units                    $  821,168    $  821,168    $     -

Sale - Fleet Short-Term
 Investment Fund -
 1,784,861 Units                   1,784,861     1,784,861          -

Purchase - Fleet Stable
 Asset Fund -
 132,769.55 Units                  1,327,695     1,327,695          -

Sale - Fleet Stable
 Asset Fund -
 18,691.28 Units                     186,913       186,913          -

Sale - Galaxy Intermediate
 Government Income Bond Fund -
 9,898.11 Units                       97,309       103,228     (6,618)

Purchase - Galaxy Equity
 Value Fund -
 12,680.55 Units                     160,741       160,741          -

Sale - Galaxy Equity
 Value Fund -
 54,018.55 Units                     127,662       130,228     (2,566)

Purchase - Galaxy
 International Equity Fund -
 11,366.43 Units                     145,966       145,966          -

Purchase - DS Bancor, Inc.
 Common Stock Fund -
 9,812 Shares                        254,552       254,552          -

                       DERBY SAVINGS BANK THRIFT PLAN           SCHEDULE 3


                    SCHEDULE OF NON-EXEMPT TRANSACTIONS
                          OF PARTIES-IN-INTEREST
                  YEARS ENDED DECEMBER 31, 1995 AND 1994





                                  1 9 9 5


                                    NONE




                                  1 9 9 4


                                    NONE

                       DERBY SAVINGS BANK THRIFT PLAN              SCHEDULE 4
                                                                   Page 1 of 2


                       SCHEDULE OF THE ALLOCATION OF PLAN
                ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS
                        YEAR ENDED DECEMBER 31, 1995





                                          Galaxy
                               Fleet    Intermediate   Galaxy                   INVESCO
                               Stable    Government    Equity      Galaxy      Industrial   DS Bancor,
                               Asset       Income      Value   International     Income     Inc. Common    Participant
ASSETS                         Fund      Bond Fund     Fund     Equity Fund       Fund      Stock Fund       Loans        Total
- -------                        ----      ----------    ----     ------------   ----------   -----------   -----------    ------


Investments                $1,034,229     $253,999   $654,664      $292,361     $90,495       $353,634     $      -    $2,679,382
Participants'
 Loans Receivable                   -            -          -             -           -              -      127,378       127,378
Employer's
 Contributions
 Receivable                         -            -          -             -           -         13,149            -        13,149
Participants'
 Contributions
 Receivable                    12,945        4,419     15,304         6,495       2,865          2,188            -        44,216
Accrued Income
 Receivable                     5,594        1,331          -             -       2,426              -            -         9,351
Short-Term
 Investment Fund                    -            -          -             -           -          9,663            -         9,663
Cash, Non-Interest
 Bearing                            -            -          -             -           2             59            -            61
                            ------------------------------------------------------------------------------------------------------

   Total Assets             1,052,768      259,749    669,968       298,856      95,788        378,693      127,378     2,883,200
                            ------------------------------------------------------------------------------------------------------


Net Assets Available
 for Plan Benefits         $1,052,768     $259,749   $669,968      $298,856     $95,788       $378,693     $127,378    $2,883,200
                            ------------------------------------------------------------------------------------------------------
                            ------------------------------------------------------------------------------------------------------


                         DERBY SAVINGS BANK THRIFT PLAN              SCHEDULE 4
                                                                    Page 2 of 2
                       SCHEDULE OF THE ALLOCATION OF PLAN
                ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS
                          YEAR ENDED DECEMBER 31, 1994



                                          Galaxy
                               Fleet    Intermediate   Galaxy
                               Stable    Government    Equity      Galaxy      DS Bancor,
                               Asset       Income      Value   International  Inc. Common    Participant
ASSETS                         Fund      Bond Fund     Fund     Equity Fund   Stock Fund       Loans        Total
- -------                        ----      ----------    ----     ------------   ----------   -----------   -----------

Investments                $1,190,594     $238,820   $414,214      $257,576    $193,908        $     -   $2,295,112
Participants'
  Loans Receivable                  -            -          -             -           -         72,204       72,204
Employer's Contributions
 Receivable                         -            -          -             -      11,628              -       11,628
Participants' Contributions
 Receivable                    11,595        3,655     11,002         7,638         759              -       34,649
Accrued Income Receivable       6,316        1,303          -             -           -              -        7,619
Cash, Non-Interest Bearing          8            5         10             5           -              -           28
                            ---------------------------------------------------------------------------------------

   Total Assets             1,208,513      243,783    425,226       265,219     206,295         72,204    2,421,240

Liabilities                         -            -          -             -      10,679              -       10,679
                            ---------------------------------------------------------------------------------------

Net Assets Available
 for Plan Benefits         $1,208,513     $243,783   $425,226      $265,219    $195,616        $72,204   $2,410,561
                            ---------------------------------------------------------------------------------------
                            ---------------------------------------------------------------------------------------


                         DERBY SAVINGS BANK THRIFT PLAN              SCHEDULE 5
                                                                    Page 1 of 3
                 SCHEDULE OF PLAN INCOME AND CHANGES IN EQUITY
                             IN INVESTMENT PROGRAMS
                          YEAR ENDED DECEMBER 31, 1995


                                           Galaxy
                               Fleet    Intermediate   Galaxy                    INVESCO
                               Stable    Government    Equity      Galaxy       Industrial    DS Bancor,
                               Asset       Income      Value   International    Income     Inc. Common    Participant
                               Fund      Bond Fund     Fund     Equity Fund       Fund      Stock Fund       Loans        Total
                               ----      ----------    ----     ------------   ----------   -----------   -----------    ------
INVESTMENT INCOME (LOSS)

   Net Appreciation
    (Depreciation) in
     Fair Value of
     Investments           $        -     $ 23,188   $ 62,445      $ 21,800     $ 4,878       $ 56,130     $      -    $  168,441
   Interest and
    Dividends -
    Investments                72,669       16,301     61,203         9,355       3,227            594            -       163,349
   Interest - Loans                 -            -          -             -           -              -        8,645         8,645
   Net Realized
    Gains (Losses) -
    Investments                     -       (1,943)     9,381         2,973         445            186            -        11,042
                            -----------------------------------------------------------------------------------------------------

      Net Investment
       Income (Loss)           72,669       37,546    133,029        34,128       8,550         56,910        8,645       351,477

CONTRIBUTIONS

   Employer                         -            -          -             -           -         84,510            -        84,510
   Participants               125,224       33,725    103,243        57,482      11,684         13,659            -       345,017
   Rollover                    53,680            -          -             -           -              -            -        53,680

Fund Transfers               (236,872)     (10,291)   103,711       (21,705)     75,554         40,038       49,565             -

Withdrawals and
 Terminations                (170,446)     (45,014)   (95,241)      (36,268)          -        (12,040)      (3,036)     (362,045)
                            ------------------------------------------------------------------------------------------------------

Increase (Decrease) in
 Net Assets Available
 for Plan Benefits           (155,745)      15,966    244,742        33,637      95,788        183,077       55,174       472,639

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:

   Beginning of Period      1,208,513      243,783    425,226       265,219           -        195,616       72,204     2,410,561
                            -----------------------------------------------------------------------------------------------------

   End of Period           $1,052,768     $259,749   $669,968      $298,856     $95,788       $378,693    $127,378     $2,883,200
                            -----------------------------------------------------------------------------------------------------
                            -----------------------------------------------------------------------------------------------------

                        DERBY SAVINGS BANK THRIFT PLAN             SCHEDULE 5
                                                                  Page 2 of 3

                  SCHEDULE OF PLAN INCOME AND CHANGES IN EQUITY
                            IN INVESTMENT PROGRAMS

                          YEAR ENDED DECEMBER 31, 1994



                                                   Galaxy
                                       Fleet    Intermediate   Galaxy
                                       Stable    Government    Equity      Galaxy       DS Bancor,
                                       Asset       Income      Value    International  Inc. Common   Participant
                                        Fund      Bond Fund     Fund     Equity Fund   Stock Fund       Loans       Total
                                    ---------   -----------  --------   ------------   -----------  ------------  --------
INVESTMENT INCOME (LOSS)
   Net Appreciation (Depreciation)
    in Fair Value of Investments      $    -     $(20,567)   $(31,005)    $(10,652)     $(32,312)   $    -        $(94,536)
   Interest and Dividends -
    Investments                       63,777       15,660      43,340        4,143           122         -          127,042
   Interest - Loans                        -            -           -            -             -     4,997            4,997
   Net Realized Gains (Losses) -
    Investments                            -      (6,619)     (2,566)        (151)         3,047         -           (6,289)
                                    ---------------------------------------------------------------------------------------

      Net Investment Income (Loss)    63,777     (11,526)       9,769      (6,660)      (29,143)     4,997           31,214

Contributions
   Employer                                -            -           -            -        88,266         -           88,266
   Participants                      115,974       53,071     119,821       61,497        20,914         -          371,277
   Rollover                           12,379            -      14,205       18,704             -         -           45,288

Fund Transfers                        44,458     (75,144)   (144,622)       61,147       107,861     6,300                -

Withdrawals and Terminations        (43,467)      (1,199)     (2,355)       (3,845)      (16,017)   (1,202)         (68,085)
                                    ---------------------------------------------------------------------------------------

Increase (Decrease) in Net Assets
 Available for Plan Benefits         193,121     (34,798)     (3,182)      130,843       171,881    10,095          467,960

Net Assets Available
 FOR PLAN BENEFITS:
   Beginning of Period             1,015,392      278,581     428,408       134,376       23,735     62,109         1,942,601
                                   ---------------------------------------------------------------------------------------

   End of Period                  $1,208,513     $243,783    $425,226      $265,219      $195,616   $72,204        $2,410,561
                                   ---------------------------------------------------------------------------------------
                                   ---------------------------------------------------------------------------------------




                      DERBY SAVINGS BANK THRIFT PLAN              SCHEDULE 5
                                                                  Page 3 of 3

                  SCHEDULE OF PLAN INCOME AND CHANGES IN EQUITY
                            IN INVESTMENT PROGRAMS

                    SIX-MONTH PERIOD ENDED DECEMBER 31, 1993





                                                                Galaxy
                                          CGLIC     Fleet   Intermediate  Galaxy
                                      Guaranteed    Stable  Government    Equity      Galaxy        DS Bancor,
                                       Investment    Asset     Income      Value    International   Inc. Common  Participant
                                         Contract    Fund    Bond Fund     Fund     Equity Fund    Stock Fund      Loans    Total
                                        ---------    -----    -----------   -----   -------------   -----------   --------   -----


INVESTMENT INCOME (LOSS)

   Net Appreciation (Depreciation)
    in Fair Value of Investments     $        -    $     -   $  (1,025)  $  (2,135)    $    82      $    -       $    -   $ (3,078)
   Interest and Dividends -
    Investments                          47,994      3,129         133       1,417         104          47            -     52,824
   Interest - Loans                           -          -           -           -           -           -        2,053      2,053
                                      ----------------------------------------------------------------------------------------------

      Net Investment Income (Loss)       47,994      3,129       (892)       (718)         186          47        2,053     51,799

CONTRIBUTIONS
   Employer                              15,674      5,479           -           -           -      23,505            -     44,658
   Participants                          62,281     78,999       6,370      12,285       4,686          74            -    164,695

Fund Transfers                      (1,781,694)    932,863     273,103     416,841     129,504         109       29,274          -

Withdrawals and Terminations                  -    (5,078)           -           -           -           -            -     (5,078)
                                      ----------------------------------------------------------------------------------------------

Increase (Decrease) in Net Assets
 Available for Plan Benefits        (1,655,745)  1,015,392     278,581     428,408     134,376      23,735       31,327     256,074

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
   Beginning of Period                1,655,745          -           -           -           -           -       30,782   1,686,527
                                      ----------------------------------------------------------------------------------------------

   End of Period                       $      - $1,015,392    $278,581    $428,408    $134,376     $23,735      $62,109  $1,942,601
                                      ----------------------------------------------------------------------------------------------
                                      ----------------------------------------------------------------------------------------------

